Companhia de Saneamento Básico do Estado de São Paulo
Superintendência de Captação de Recursos e Relações com Investidores
R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo, SP
Tel. (11) 3388-8679 / 8664 – Fax (11) 3388-8669
www.sabesp.com.br

São Paulo, February 8, 2011

VIA EDGAR TRANSMISSION

Andrew Mew

Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4631
Fax: (703) 813-6980

Re:
Basic Sanitation Company of the State of São Paulo - SABESP
Form 20-F for the Fiscal Year Ended December 31, 2009
Filed July 15, 2010
File No. 001-31317

Response to Staff Comment Letter dated January 27, 2010

Dear Mr. Mew:

We refer to the comment letter from the staff of the United States Securities and Exchange Commission (the “Staff”) dated January 27, 2011, received by the Basic Sanitation Company of the State of São Paulo - SABESP (the “Company”) on that same date, concerning the Company’s annual report on Form 20-F filed with the SEC on July 15, 2010 (the “Form 20-F”).  This letter provides the Company’s responses to the Staff’s comments mentioned in your letter.  For your convenience, we have reproduced below in bold the Staff’s comments numbered 1 to 3 and have provided responses immediately below such comments.  All page numbers referred to herein are to the Form 20-F.

Item 15. Controls and Procedures, page 114

1.
We note your response to comment eight in our letter dated December 17, 2010. It appears that you have supplementally confirmed the conclusion of your management regarding the effectiveness of your internal controls and procedures as of December 31, 2009.  However, in our comment we asked you to confirm that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures were both designed and effective at the reasonable assurance level as of such date.  Please provide this supplemental confirmation.

Response to Comment No. 1.

The principal executive officer and principal financial officer of the Company concluded that its disclosure controls and procedures were both designed and effective at the reasonable assurance level as of December 31, 2009.

Companhia de Saneamento Básico do Estado de São Paulo
Superintendência de Captação de Recursos e Relações com Investidores
R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo, SP
Tel. (11) 3388-8679 / 8664 – Fax (11) 3388-8669
www.sabesp.com.br

Note 11. Intangible Assets, page F-51

2.
We note your response to comment 13 in our letter dated December 17, 2010. Please revise your proposed disclosure to state, if true, that concessions with indefinite terms and expired concessions under negotiation are amortized over the useful lives of the underlying assets.  Further, please disclose the useful lives of the underlying assets or the amortization rates used as required by paragraph 118 of IAS 38.

Response to Comment No. 2.

In future filings, the Company will revise the third paragraph of note 1 to its financial statements as follows:

“The Company provides water and sewage services to 366 municipalities in the State of São Paulo, and has temporarily discontinued operations in two of these municipalities in order to comply with judicial orders from ongoing lawsuits. Most of these municipalities’ operations are based on 30-year concession agreements.  As of December 31, 2009, 82 concessions had expired and were being renegotiated.  From 2010 to 2030, 80 concessions will expire, and the remaining concessions operate on a rollover basis.  These concessions with indefinite terms, and expired concessions under renegotiation are amortized over the useful lives of the underlying assets.  By December 31, 2009, 174 concession program contracts were executed (2008 - 160 concession program contracts).”

In addition, in future filings the Company will also include the following table in Note 2.11:

“(b) The annual amortization rates based on the related underlying assets as of December 31, 2009 are as follows:

Description of the underlying asset	Amortization rates
Water and sewage infrastructure	2%
Equipment	5%
Transportation equipment	10%
Furniture and fixtures	6.7%
Others	5%

Note 20. Operating Segments, page F-83

3.
We note your response to comment 17 in our letter dated December 17, 2010. Please clarify for us and in your revised disclosures if your segment financial data are prepared based on Brazilian GAAP. If so, please expand your proposed additional disclosure to explain how you recognize the amounts under Brazilian GAAP and why there is an IFRS adjustment to costs, selling and administrative expenses. Show us what your revised disclosure will look like.

Response to Comment No. 3.

The Company confirms that its segment financial data is prepared based on Brazilian GAAP.

In future filings, the Company will revise the introductory paragraphs to Note 20 as follows:

“Management has determined the operating segments based on the reports that the Executive Board reviews and uses to make strategic decisions.  These reports are prepared based on Brazilian GAAP in effect as of December 31, 2009.

Companhia de Saneamento Básico do Estado de São Paulo
Superintendência de Captação de Recursos e Relações com Investidores
R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo, SP
Tel. (11) 3388-8679 / 8664 – Fax (11) 3388-8669
www.sabesp.com.br

The Executive Board considers the business from a rendering of water supply and sewage services perspective.  No operating segment has been aggregated.”

In addition, the Company will provide the details of the reclassifications in Note 20 as follows:

“Adjustments to gross revenue from sales and services are comprised of:

		Year ended December 31,
	Note	2009	2008
Reclassification of revenues for which receipt is not reasonably assured	(a)	(190,837)	(219,248)
Gross revenue from construction recognized under IFRIC 12	(b)	2,039,809	1,676,870
Total		1,848,972	1,457,622

Adjustments to costs, selling and administrative expenses are comprised of:

		Year ended December 31,
	Note	2009	2008
Reversal of allowance for doubtful accounts	(a)	190,837	219,248
Construction costs recognized under IFRIC 12	(b)	(2,009,664)	(1,650,503)
Other adjustments from Brazilian GAAP	(c)	(46,676)	(2,064)
Total		(1,865,503)	(1,433,319)
___________

(a)
Reclassification related to services provided on a wholesale basis billed to the municipalities in the greater São Paulo metropolitan area, for which receipt is not reasonably assured and which are not recognized as revenues under IFRS. Under Brazilian GAAP such amounts are recognized as revenues and the respective allowance for doubtful accounts is also recognized in operating expenses.

(b)
Under IFRS, revenue from concession construction contracts is recognized in accordance with IAS 11, Construction Contracts, using the percentage-of-completion method.  Revenue from cost-plus contracts is recognized by reference to the construction costs incurred during the period plus a fee earned.  Under Brazilian GAAP, construction costs are recognized as property, plant and equipment.

(c)	Other adjustments from Brazilian GAAP to IFRS are mainly related to pension costs, depreciation/amortization, capitalization and respective amortization of borrowing costs and donations.”

* * * *

Companhia de Saneamento Básico do Estado de São Paulo
Superintendência de Captação de Recursos e Relações com Investidores
R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo, SP
Tel. (11) 3388-8679 / 8664 – Fax (11) 3388-8669
www.sabesp.com.br

NOTICES AND ORDERS

We request that all notices and orders issued by the Commission in connection with this letter and the Form 20-F at any time be directed to the following:

Rui de Britto Alvares Affonso
Companhia de Saneamento Básico do Estado de São Paulo - SABESP
Rua Costa Carvalho, 300
05429-900 São Paulo, São Paulo, Brazil
Tel: 55.11.3388.8247
Fax: 55.11.3815.4465

With a copy to:

Mario Azevedo de Arruda Sampaio
Companhia de Saneamento Básico do Estado de São Paulo - SABESP
Rua Costa Carvalho, 300
05429-900 São Paulo, São Paulo, Brazil
Tel: 55.11.3388.8679
Fax: 55.11.3388.8669

Copies of notices and orders should be directed to:

Robert Ellison
Shearman & Sterling LLP
Av. Brigadeiro Faria Lima, 3400, 17º andar
04538-132 São Paulo, São Paulo, Brazil
Tel: 55.11.3702.2200
Fax: 55.11.3702.2224

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact Mr. Robert Ellison at Shearman & Sterling LLP (telephone +55-11-3702-2200, fax +55-11-3702-2224, e-mail rellison@shearman.com).

Sincerely,

/s/Dilma Seli Pena
Basic Sanitation Company of the State of São Paulo - SABESP
Name: Dilma Seli Pena
Title: Chief Executive Officer

cc:	Donna Di Silvio, Staff Accountant, Division of Corporation Finance
Lilyanna Peyser, Staff Attorney, Division of Corporation Finance

Securities and Exchange Commission